[Sequoia Residential Funding, Inc. Letterhead]

September 25, 2014

Katherine Hsu, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:        Sequoia Mortgage Trust 2013-2

Sequoia Mortgage Trust 2013-3

Forms 10-K for the Fiscal Year Ended December 31, 2013

Filed March 28, 2014 (collectively, the “Filing”)

File No. 333-179292-07 and 333-179292-08

Dear Ms. Hsu:

The Registrant has received Staff’s comment letter dated September 22, 2014 (the “Staff Letter”) and hereby requests additional time beyond (10) business days in which to prepare and file its Response to such Staff Letter. All of the Staff’s comments concern third parties who acted as servicers on the transactions referenced above. Registrant is in the process of contacting such third parties and eliciting information from them in order to prepare responses to Staff’s comments. Additional response time will allow Registrant to communicate with such third parties and to draft a complete response to Staff’s comments with the most accurate and detailed information possible.

The Registrant anticipates it will comply with the Staff’s request on or before Friday, October 17, 2014.

Please call our counsel, Stacy K. Stecher, at (415) 772-9642 should you have any questions or should you need any other information in regards to this matter.

Very truly yours,

/s/ Matthew J. Tomiak

Mathew J. Tomiak

Vice President